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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
               under Section 13(e) of the Securities Exchange Act
              of 1934 and Rule 13e-3 (Section 240.13e-3) thereunder.
                                 Amendment #2

                        CHANDLER INSURANCE COMPANY, LTD.
          ------------------------------------------------------------
                              (Name of the Issuer)

                        CHANDLER INSURANCE COMPANY, LTD.
                                W. BRENT LAGERE
                                 MARK T. PADEN
                       CHANDLER INSURANCE (BARBADOS), LTD.
                            CHANDLER (U.S.A.), INC.
                       NATIONAL AMERICAN INSURANCE COMPANY
          ------------------------------------------------------------
                       (Name of Person(s) Filing Statement)

                          Common Stock, $1.67 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   159057108
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

     David G. McLane, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000,
               Dallas, TX  75201 Telephone Number:  (214) 999-3000
          ------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications of Behalf of Person(s) Filing Statement)

   This statement is filed in connection with (check the appropriate box):

a. [ x ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or
         Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").
b. [   ] The filing of a registration statement under the Securities Act of 1933.
c. [   ] A tender offer.
d. [   ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting results of the transaction: [X]

                            Calculation of Filing Fee
          Transaction Valuation                   Amount of Filing Fee
             $13,829,360(1)                            $2,765.87

(1) Price to be paid for an estimated 1,382,936 shares for which cash is to be paid in lieu of fractional shares.

[X] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $2,765.87
     Form or Registration No.:  Schedule 13E-3
     Filing Party:  Chandler Insurance Company, Ltd.
     Date Filed:  November 22, 2000

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                                  INTRODUCTION

This Amendment #2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the information contained in the Proxy Statement filed with the Securities and Exchange Commission on February 12, 2001 by Chandler Insurance Company, Ltd. (the "Company"), is incorporated by reference into the Statement. This Statement is being filed jointly by the Company, W. Brent LaGere, Mark T. Paden, Chandler Insurance (Barbados), Ltd., Chandler (U.S.A.), Inc. and National American Insurance Company to report the results of a reverse stock split proposal submitted to the shareholders of the Company.

Item 15.  Additional Information

          The reverse stock split proposal was approved by the requisite number of shareholders at a special meeting of the shareholders of the Company held on March 5, 2001. Immediately following the special meeting of the shareholders, the Board of Directors of the Company set March 28, 2001 as the record date for the 1-for-1,000,000 reverse stock split of the Company's common shares, $1.67 par value per share (the "Common Shares"). As a result of the reverse stock split, all holders of Common Shares received $10 per share in lieu of the issuance of resulting fractional shares. Thus, the Company had no holders of record of Common Shares after that date. Immediately prior to the reverse stock split, the Company repurchased Common Shares held by certain management and key shareholders and issued to those same shareholders various new classes of capital stock.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 27, 2001                          CHANDLER INSURANCE COMPANY, LTD.


                                        By:  /s/ W. Brent LaGere
                                             ---------------------------------
                                             W. Brent LaGere, President


                                             /s/ W. Brent LaGere
                                             ---------------------------------
                                             W. Brent LaGere, Individually


                                             /s/ Mark T. Paden
                                             ---------------------------------
                                             Mark T. Paden, Individually


                                        CHANDLER INSURANCE (BARBADOS), LTD.


                                        By:  /s/ David G. McLane
                                             ---------------------------------
                                             David G. McLane,
                                             Assistant Secretary


                                        CHANDLER (U.S.A.), INC.


                                        By:  /s/ W. Brent LaGere
                                             ---------------------------------
                                             W. Brent LaGere, President


                                        NATIONAL AMERICAN INSURANCE COMPANY


                                        By:  /s/ W. Brent LaGere
                                             ---------------------------------
                                             W. Brent LaGere, President